UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐        No ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 31, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 31, 2011, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1.	To allocate 5% of the fiscal year results (that is Ps. 14,105,200.) to the “Legal Reserve Account”.

2.	To pay a cash dividend of Ps. 211,575,000, and allocate the remaining balance to the “Free Availability Reserve” account, delegating into the Board of Directors its implementation.

3.	To assume the amount of Ps. 4,251,238.73 in connection with the Shareholders’ Assets Tax.

4.	To ratify the duly approved Shareholders’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of the outstanding capital of the Company, equal to Ps.24,818,150, through am incentive plan addressed to certain employees of the Company, for the repurchase of shares, and the delegation into the Board of Directors in connection with the implementation, timing, pricing, allocation, amounts, and other, under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 1, 2011.